FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                     Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person

         First Banks, Inc.
         135 N. Meramec
         Clayton, Missouri 63105

2. Issuer Name and Ticker or Trading Symbol

         First Banks America, Inc.     FBA

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

         February 1999

5. If Amendment, Date of Original   (Month/Year)

6. Relationship of Reporting Person to Issuer
              (Check all applicable)

           Director                                     X     10% Owner
                                                      -----
           Officer (give title below)                  Other (Specify below)

7. Individual or Joint/Group Filing (Check applicable line):

        X   Form filed by One Reporting Person
     ------
     ______ Form filed by more than One Reporting Person



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Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security:      (a)   Common Stock       (b)  Class B Common Stock

2. Transaction Date (Month/Day/Year):  (a)   2/22/99  (b)   N/A

3. Transaction Code:                   (a)     J      (b)   N/A

4.       Securities Acquired (A) or disposed of (D):

     (a)  A       Amount   314,848           (b)      N/A
                           -------
     (a) Price              $21.00           (b)      N/A
                            ------

5.  Amount of Securities Beneficially Owned at End of Month

     (a) 2,210,581                  (b)     2,500,000

6. Ownership Form Direct (D) or Indirect (I):

      (a)D        (b)      D
7. Nature of Indirect Beneficial Ownership: N/A

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts calls, warrants, options, convertible securities)

 1.   Title of Derivative Security       N/A

 2.   Conversion or Exercise Price of Derivative Security  N/A

 3.   Transaction Date (Month/Day/Year): N/A

 4.   Transaction Code  Code____ V_____  N/A

 5.   Number of Derivative Securities Acquired (A)____ or Disposed of (D)____
              N/A

 6.   Date Exercisable and Expiration Date (Month/Day/Year)         N/A
      Date Exercisable ____________      Expiration Date ____________

 7.   Title and Amount of Underlying Securities:

      Title ___________________     Amount or Number of Shares __________:  N/A

 8.   Price of Derivative Security:               N/A

 9.   Number of Derivative Securities Beneficially Owned at End of Month:   N/A

10.   Ownership Form of Derivative Security Direct (D) or Indirect (i)      N/A

11.   Nature of Indirect Beneficial Ownership:    N/A

Explanation of Responses:
The shares of common stock were acquired as a result of a tender by First Banks Inc.to purchase up 400,000 shares at a fixed price of $21,00 per share.

/s/Allen H. Blake
-----------------------------
Signature of Reporting Person

February 26, 1999
-----------------
       Date

SEC 1474 (7/96)